UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2024
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2024

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars, except share and per share amounts)	2024	2023	2024	2023
	$	$	$	$
Revenues (note 3)	326,139	395,400	691,189	814,101
Voyage expenses	(100,097)	(118,082)	(216,628)	(242,269)
Vessel operating expenses	(63,767)	(60,092)	(123,777)	(121,014)
Time-charter hire expenses (note 8)	(19,670)	(18,691)	(39,186)	(31,636)
Depreciation and amortization	(22,373)	(24,384)	(45,691)	(48,359)
General and administrative expenses	(17,989)	(16,426)	(34,787)	(31,642)
Gain on sale of assets (note 12)	—	—	11,601	—
Restructuring charges (note 13)	—	(58)	—	(1,677)
Income from vessel operations	102,243	157,667	242,721	337,504
Interest expense	(1,003)	(5,956)	(5,900)	(17,333)
Interest income	9,773	4,766	18,808	10,354
Realized and unrealized loss on derivative instruments (note 9)	—	547	—	449
Equity income	905	1,120	2,273	2,250
Other - net	2,121	(645)	1,053	(3,211)
Income before income taxes	114,039	157,499	258,955	330,013
Income tax expense (note 14)	(3,789)	(9,091)	(942)	(11,692)
Net income	110,250	148,408	258,013	318,321
Net income attributable to non-controlling interests	(76,430)	(108,070)	(169,557)	(229,220)
Net income attributable to the shareholders of Teekay Corporation	33,820	40,338	88,456	89,101

Per common share attributable to the shareholders of Teekay Corporation (note 15)
• Basic income	0.36	0.43	0.95	0.92
• Diluted income	0.35	0.41	0.92	0.89
Weighted average number of common shares outstanding (note 15)
• Basic	93,120,405	94,396,675	92,961,341	96,447,748
• Diluted	95,194,414	96,754,345	95,114,227	98,605,221

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Net income	110,250	148,408	258,013	318,321
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	—	—	20
Amounts reclassified from accumulated other comprehensive income
Realized loss on pension adjustments	—	1,952	—	1,952

Other comprehensive income	—	1,952	—	1,972
Comprehensive income	110,250	150,360	258,013	320,293
Comprehensive income attributable to non-controlling interests	(76,430)	(108,070)	(169,557)	(229,220)
Comprehensive income attributable to shareholders of Teekay Corporation	33,820	42,290	88,456	91,073

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at June 30, 2024	As at December 31, 2023
	$	$
ASSETS
Current
Cash and cash equivalents (notes 10 and 16)	689,177	480,080
Short-term investments (note 10)	66,106	172,604
Restricted cash – current (notes 10 and 16)	679	691
Accounts receivable	115,345	117,794
Accrued revenue	65,138	70,026
Bunker and lube oil inventory	49,760	53,219
Assets held for sale	36,446	11,910
Prepaid expenses	16,721	15,624
Total current assets	1,039,372	921,948
Vessels and equipment
At cost, less accumulated depreciation of $546.0 million (2023 - $440.9 million)	1,090,899	929,237
Vessels related to finance leases, at cost, less accumulated amortization of $nil (2023 – $92.4 million) (note 8)	—	228,973
Operating lease right-of-use assets (note 8)	63,704	76,314
Total vessels and equipment	1,154,603	1,234,524
Investment in and loan to equity-accounted investment	18,004	15,731
Goodwill, intangibles and other non-current assets (notes 5 and 17)	36,905	24,435
Total assets	2,248,884	2,196,638
LIABILITIES AND EQUITY
Current
Accounts payable	31,797	33,954
Accrued liabilities and other (note 6)	83,785	82,468
Current obligations related to finance leases (notes 8 and 10)	—	20,517
Current portion of operating lease liabilities (note 8)	32,747	35,882
Total current liabilities	148,329	172,821
Long-term obligations related to finance leases (notes 8 and 10)	—	119,082
Long-term operating lease liabilities (note 8)	30,957	40,432
Other long-term liabilities (note 6)	63,855	63,957
Total liabilities	243,141	396,292
Commitments and contingencies (notes 7, 8, 9, 10 and 17)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 91,835,937 shares outstanding and 91,848,190 shares issued (2023 – 91,006,182 shares outstanding and 92,379,826 shares issued)) (note 11)	949,922	945,471
Accumulated deficit	(126,710)	(213,193)
Non-controlling interest	1,182,531	1,068,068
Total equity	2,005,743	1,800,346
Total liabilities and equity	2,248,884	2,196,638

Subsequent event (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2024	2023
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	258,013	318,321
Non-cash and non-operating items:
Depreciation and amortization	45,691	48,359
Gain on sale of assets (note 12)	(11,601)	—
Other	3,822	26,396
Change in operating assets and liabilities:
Change in other operating assets and liabilities	2,189	(31,118)
Expenditures for dry docking	(7,167)	(2,233)
Net operating cash flow	290,947	359,725
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	—	(3,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of long-term debt (note 7)	—	(21,184)
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Prepayment of obligations related to finance leases (note 8)	(136,955)	(307,019)
Scheduled repayments of obligations related to finance leases	(5,213)	(21,665)
Purchase of Teekay Tankers common shares	—	(4,765)
Distributions from subsidiaries to non-controlling interests	(61,163)	(30,401)
Issuance of common stock upon exercise of stock options	5,079	2,338
Repurchase of Teekay Corporation common shares (note 11)	(86)	(43,183)
Other financing activities	(2,542)	(3,309)
Net financing cash flow	(200,880)	(433,724)
INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment (note 12)	23,425	—
Expenditures for vessels and equipment	(3,851)	(2,700)
Deposit for vessel purchase (note 17)	(7,054)	—
Maturity of short-term investments	106,498	73,688
Repayments from equity-accounted joint ventures	—	1,900
Net investing cash flow	119,018	72,888
Increase (decrease) in cash, cash equivalents and restricted cash	209,085	(1,111)
Cash, cash equivalents and restricted cash, beginning of the period	480,771	316,706
Cash, cash equivalents and restricted cash, end of the period	689,856	315,595

Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2023	91,006	945,471	(213,193)	—	1,068,068	1,800,346
Net income	—	—	54,636	—	93,127	147,763
Dividends declared	—	—	—	—	(6,156)	(6,156)
Repurchase of common shares	(12)	(115)	29	—	—	(86)
Equity-based compensation	384	877	—	—	—	877
Changes to non-controlling interest from equity contributions and other	—	—	(1,370)	—	4,684	3,314
Balance as at March 31, 2024	91,378	946,233	(159,898)	—	1,159,723	1,946,058
Net income	—	—	33,820	—	76,430	110,250
Dividends declared	—	—	—	—	(55,443)	(55,443)
Equity-based compensation	458	3,689	—	—	—	3,689
Changes to non-controlling interest from equity contributions and other	—	—	(632)	—	1,821	1,189
Balance as at June 30, 2024	91,836	949,922	(126,710)	—	1,182,531	2,005,743

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	48,763	—	121,150	169,913
Other comprehensive income	—	—	—	20	—	20
Repurchase of common shares	(2,719)	(25,852)	11,007	—	—	(14,845)
Equity-based compensation	428	1,652	—	—	—	1,652
Changes to non-controlling interest from equity contributions and other	—	—	48	—	853	901
Balance as at March 31, 2023	96,027	997,840	(336,787)	(1,952)	868,146	1,527,247
Net income	—	—	40,338	—	108,070	148,408
Other comprehensive income	—	—	—	1,952	—	1,952
Dividends declared	—	—	—	—	(30,401)	(30,401)
Repurchase of common shares	(4,952)	(46,974)	18,636	—	—	(28,338)
Equity-based compensation	300	2,270	—	—	—	2,270
Changes to non-controlling interest from equity contributions and other	—	—	(577)	—	(4,439)	(5,016)
Balance as at June 30, 2023	91,375	953,136	(278,390)	—	941,376	1,616,122
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1. Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on March 15, 2024.

In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2024, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

As of January 1, 2024, the European Union (or EU) expanded the existing European Union Emissions Trading System (or EU ETS) to the maritime industry. Under the EU ETS requirements, the Company acquires EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those third-party vessels subject to revenue sharing agreements (or RSAs) that trade to, from, and within the EU and European Economic Area. These EUAs are recorded as intangible assets in the unaudited consolidated balance sheet as at June 30, 2024 (see note 5). The Company classifies these EUAs as indefinite-lived intangible assets, which are not subject to amortization, and they are evaluated for impairment annually and whenever events and changes in circumstances indicate that the value of the assets may be impaired. In addition, the Company has recorded an obligation related to its emissions level for the six months ended June 30, 2024 as part of other long-term liabilities in the unaudited consolidated balance sheet as at June 30, 2024 (see note 6) and voyage expenses in the unaudited consolidated statements of income for the three and six months ended June 30, 2024. The measurement of both the other long-term liability and voyage expenses is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. If the Company has insufficient EUAs to cover emissions of the vessels and third-party vessels subject to RSAs, an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held will be recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The Company is required to surrender EUAs through its Union Registry account in September 2025 to cover its vessels' annual emissions for the year ending December 31, 2024.
2. Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (or FASB) issued the Accounting Standards Update (or ASU) 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:

•Significant to the segment,
•Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
•Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ending December 31, 2024. The standard is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3. Revenues
The Company’s primary source of revenue is chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charter contracts and time charter contracts.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other. In addition, the Company generates revenue from the management and operation of vessels owned by third parties, primarily operational and maintenance marine services through its Australian operations. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Revenue Table

The following tables contain the Company’s revenue for the three and six months ended June 30, 2024 and 2023, by contract type, and by segment:

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	287,974	—	287,974	359,966	—	359,966
Time charters	5,048	—	5,048	7,995	—	7,995
Management fees and other	3,568	29,549	33,117	2,685	24,754	27,439
Total revenue	296,590	29,549	326,139	370,646	24,754	395,400

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	616,915	—	616,915	744,710	—	744,710
Time charters	10,171	—	10,171	15,005	—	15,005
Management fees and other	7,847	56,256	64,103	5,588	48,798	54,386
Total revenue	634,933	56,256	691,189	765,303	48,798	814,101
Charters-out

As at June 30, 2024, two (December 31, 2023 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire in September 2024 and May 2025, respectively. As at June 30, 2024, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $12.6 million (remainder of 2024) and $7.1 million (2025) (December 31, 2023 - $12.1 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2024 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities

As at June 30, 2024, the Company had $3.0 million (December 31, 2023 - $3.4 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in accrued liabilities and other on the Company's unaudited consolidated balance sheets.
4. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay Parent, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) conventional tankers and (2) marine services. The Company manages these businesses for the benefit of all stakeholders.

The following table includes the Company’s revenues by segment for the three and six months ended June 30, 2024 and 2023:

	Revenues		Revenues
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Teekay Tankers - Conventional Tankers	296,590	370,646	634,933	765,303
Teekay Parent - Marine Services and Other	29,549	24,754	56,256	48,798
	326,139	395,400	691,189	814,101

The following table includes the Company’s income (loss) from vessel operations by segment for the three and six months ended June 30, 2024 and 2023:

	Income (Loss) from Vessel Operations(1)		Income (Loss) from Vessel Operations(1)
	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Teekay Tankers - Conventional Tankers	102,135	159,571	241,376	341,422
Teekay Parent - Marine Services and Other	108	(1,904)	1,345	(3,918)
	102,243	157,667	242,721	337,504

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2024	December 31, 2023
	$	$
Teekay Tankers – Conventional Tankers	1,453,750	1,508,243
Teekay Parent – Marine Services and Other	41,794	35,840
Cash and cash equivalents	689,177	480,080
Short-term investments	66,106	172,604
Eliminations	(1,943)	(129)
Consolidated total assets	2,248,884	2,196,638
5. Intangible Assets
Intangible assets are included in goodwill, intangibles and other non-current assets on the Company's unaudited consolidated balance sheets.

As part of the EU ETS requirements as described in note 1, during the six months ended June 30, 2024, the Company acquired EUAs for $3.4 million, which were recorded as an indefinite-lived intangible asset in the unaudited consolidated balance sheet as at June 30, 2024.

As at June 30, 2024 and December 31, 2023, the Company’s intangible assets consisted of:

	As at
	June 30, 2024	December 31, 2023
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.2 million (2023 - cost of $5.7 million, less accumulated amortization of $5.0 million) (1)	477	658
EUAs, at cost	3,441	—
Intangible assets	3,918	658

(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of the customer relationships for the three and six months ended June 30, 2024 was $0.1 million and $0.2 million (2023 - $0.1 million and $0.2 million), respectively. Amortization of the customer relationships for the remaining years subsequent to June 30, 2024 is expected to be $0.2 million (remainder of 2024) and $0.3 million (2025).
6. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	June 30, 2024	December 31, 2023
	$	$
Accrued liabilities	76,007	73,320
Deferred revenues – current	3,019	3,402
Office lease liability – current	3,106	2,527
Asset retirement obligation – current	1,653	3,219
	83,785	82,468

Other Long-Term Liabilities

	June 30, 2024	December 31, 2023
	$	$
Freight tax provisions (note 14)	44,178	47,813
Pension liabilities	5,635	6,594
Office lease liability – long-term	10,248	8,764
Obligation related to EU ETS	3,299	—
Other	495	786
	63,855	63,957

Obligation Related to EU ETS

As part of the EU ETS requirements as described in note 1, for the six months ended June 30, 2024, the Company recorded an obligation of $3.3 million, which was included as part of other long-term liabilities in the unaudited consolidated balance sheet as at June 30, 2024. During the three and six months ended June 30, 2024, the Company also recognized corresponding expenses of $1.3 million and $3.3 million, respectively, as part of voyage expenses in the unaudited consolidated statements of income.
7. Long-Term Debt
On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). During the six months ended June 30, 2023, Teekay Parent repurchased the remaining principal amount of the Convertible Notes of $21.2 million.

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5%. Thereafter, the Company had no long-term debt outstanding.

As at June 30, 2024, Teekay Tankers had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $287.9 million (December 31, 2023 - $321.8 million), of which $287.9 million (December 31, 2023 - $321.8 million) was undrawn. The 2023 Revolver matures in May 2029 and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. As of June 30, 2024, the total amount available under the 2023 Revolver was scheduled to decrease by $33.9 million (remainder of 2024), $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (thereafter). As of June 30, 2024, the 2023 Revolver was collateralized by 19 of Teekay Tankers' vessels, together with other related security.

The 2023 Revolver requires Teekay Tankers to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that Teekay Tankers either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Teekay Tankers' option. As at June 30, 2024, the hull coverage ratio was not applicable due to no balance being drawn. In addition, Teekay Tankers is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt. As at June 30, 2024, Teekay Tankers was in compliance with all covenants in respect of the 2023 Revolver.
8. Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

As at June 30, 2024, minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $33.5 million (remainder of 2024), $41.1 million (2025), $18.8 million (2026), $11.2 million (2027), $6.3 million (2028) and $6.6 million (thereafter).

Obligations Related to Finance Leases

	June 30, 2024	December 31, 2023
	$	$

Obligations related to finance leases	—	140,811
Less: unamortized discount and debt issuance costs	—	(1,212)
Total obligations related to finance leases	—	139,599
Less: current portion	—	(20,517)
Long-term obligations related to finance leases	—	119,082

As at June 30, 2024, Teekay Tankers had no remaining sale-leaseback financing transactions. The eight vessels that Teekay Tankers had under sale-leaseback financing transactions as at December 31, 2023 were repurchased and delivered in March 2024 for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements.
9. Derivative Instruments and Hedging Activities
As deemed appropriate, the Company from time to time uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2024, the Company was not committed to any foreign currency forward contracts.

Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's unaudited consolidated statements of income. As at June 30, 2024, the Company maintains restricted cash deposits relating to FFAs (see note 16); however, the Company was not committed to any FFAs.

Interest Rate Risk

From time to time, the Company enters into interest rate swap agreements, which exchange a receipt of floating-rate interest for a payment of fixed-rate interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at June 30, 2024, the Company was not committed to any interest rate swap agreements.

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on derivatives in the unaudited consolidated statements of income as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Realized gains (losses) relating to:
Interest rate swap agreement	—	457	—	953
Interest rate swap agreement termination	—	3,215	—	3,215
Forward freight agreements	—	—	—	(10)
	—	3,672	—	4,158
Unrealized gains (losses) relating to:
Interest rate swap agreement	—	(3,125)	—	(3,709)
	—	(3,125)	—	(3,709)
Total realized and unrealized gains on derivative instruments	—	547	—	449

10. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 10" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

The following table includes the estimated fair value and carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 16)	Level 1	689,856	689,856	480,771	480,771
Short-term investments	Level 1	66,106	66,106	172,604	172,604
Obligation relating to EU ETS (note 6)	Level 1	(3,299)	(1)	—	—
Other
Advances to equity-accounted joint venture – long-term	Level 2	2,880	(2)	2,880	(2)
Obligations related to finance leases, including current portion (note 8)	Level 2	—	—	(139,599)	(143,968)

(1)As part of the EU ETS requirements as described in note 1, for the six months ended June 30, 2024, the Company recorded an obligation related to EU ETS which was included as part of other long-term liabilities in the unaudited consolidated balance sheet as at June 30, 2024. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at June 30, 2024, no such accrual was made as the total emissions liability was less than the carrying value of the EUAs held.
(2)In these unaudited consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. As at June 30, 2024 and December 31, 2023, the fair value of the individual components of such aggregate interests is not determinable.

The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
11. Capital Stock
The authorized capital stock of Teekay as at June 30, 2024 and December 31, 2023 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2024 and December 31, 2023, Teekay had no shares of preferred stock that were issued and outstanding.

During the three months ended June 30, 2024, the Company granted 273,657 restricted stock units with a fair value of $2.6 million, and 70,385 restricted stock awards with a fair value of $0.7 million to certain of the Company’s employees and directors. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock. The restricted stock units vest equally over three years from the grant date, and the restricted stock awards are vested immediately on the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are due to be paid to each grantee in the form of common shares.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of its common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the six months ended June 30, 2024, Teekay repurchased 12,253 common shares for $86,554, or an average of $7.06 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of capital stock of $115,394 and a reduction to accumulated deficit of $28,595. As at June 30, 2024, the total remaining share repurchase authorization was $19.1 million.

During the year ended December 31, 2023, Teekay repurchased approximately 8.9 million common shares for $50.7 million, or an average of $5.69 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of capital stock of $84.3 million and a reduction to accumulated deficit of $33.6 million.
12. Gain on Sale of Assets
During the six months ended June 30, 2024, Teekay Tankers completed the sale of one Aframax / LR2 tanker for $23.5 million, with Teekay Tankers recognizing a related gain on sale of $11.6 million.

In May 2024, Teekay Tankers agreed to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $64.8 million and both tankers were classified as held for sale as at June 30, 2024.
13. Restructuring Charges
During the three and six months ended June 30, 2024, the Company recorded restructuring charges of $nil (2023 - $0.1 million and $1.7 million). The 2023 charges were primarily related to organizational changes made to its commercial and technical operations teams.

As at June 30, 2024 and December 31, 2023, $nil and $0.7 million, respectively, of restructuring liabilities were included in accrued liabilities and other on the unaudited consolidated balance sheets.
14. Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Current	(4,240)	(9,808)	(1,239)	(12,342)
Deferred	451	717	297	650
Income tax expense	(3,789)	(9,091)	(942)	(11,692)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued and other liabilities on the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2024	2023
	$	$
Balance as at January 1	47,813	42,477
Increases for positions related to the current year	921	6,608
Increases for positions related to prior years	4,625	5,358
Decreases for positions taken in prior years	(3,303)	(400)
Decrease related to expiry of limitation period	(4,180)	(2,160)
Foreign exchange gain	(1,698)	(1,728)
Balance as at June 30	44,178	50,155

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.

The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
15. Net Income Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Net income attributable to the shareholders of Teekay Corporation - basic	33,820	40,338	88,456	89,101

Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(283)	(504)	(746)	(1,126)
Net income attributable to the shareholders of Teekay Corporation - diluted	33,537	39,834	87,710	87,975

Weighted average number of common shares (1)	93,120,405	94,396,675	92,961,341	96,447,748
Dilutive effect of equity-based awards	2,074,009	2,357,670	2,152,886	2,157,473
Common stock and common stock equivalents	95,194,414	96,754,345	95,114,227	98,605,221

Net income per common share
- Basic	0.36	0.43	0.95	0.92
- Diluted	0.35	0.41	0.92	0.89
(1) Includes 925,646 shares of common stock related to non-forfeitable equity-based awards for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - 1,033,971 shares of common stock).

Equity-based awards that have an anti-dilutive effect on the calculation of diluted income per common share are excluded from diluted income per common share. For the three and six months ended June 30, 2024, 1.8 million and 2.1 million shares, respectively, of common stock from equity-based awards (three and six months ended June 30, 2023 - 1.8 million and 2.1 million shares) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.

16. Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022
	$	$	$	$
Cash and cash equivalents	689,177	480,080	314,892	309,857
Restricted cash – current (1)	679	691	703	3,714
Restricted cash – non-current (2)	—	—	—	3,135
	689,856	480,771	315,595	316,706
(1)    The Company maintained restricted cash deposits relating to certain FFAs (see note 9).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases as described in note 8.

During the six months ended June 30, 2024 and June 30, 2023, the Company entered into new or extended operating leases, primarily for chartered-in vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities of $8.4 million and $63.5 million, respectively, and are considered non-cash items.
17. Commitments and Contingencies
a)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income of $258.0 million and consolidated cash flows from operating activities of $290.9 million during the six months ended June 30, 2024, and had a consolidated working capital surplus of $891.0 million as at June 30, 2024. This working capital surplus included $66.1 million of short-term investments.

Based on the Company’s liquidity at the date these consolidated financial statements were issued and the cash flows the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

b)Purchase Commitment

In June 2024, Teekay Tankers signed an agreement to acquire one 2021-built Aframax / LR2 tanker for a purchase price of $70.5 million. A deposit of $7.1 million related to this purchase was placed in an escrow account, which is recorded in other non-current assets in the Company's unaudited consolidated balance sheets as at June 30, 2024.

c)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
18. Subsequent Event
a.In July 2024, the Company completed the purchase of a 2021-built Aframax / LR2 tanker as described in note 17(b), using cash on hand and took delivery of the vessel.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim consolidated financial statements (or unaudited consolidated financial statements) and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as "Teekay Parent".

Overview

Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. As at June 30, 2024, we owned 5,168,785 Class A common shares and 4,625,997 Class B common shares in Teekay Tankers, representing a 28.5% economic interest and a majority of its voting power.

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for ten Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia. Teekay has developed extensive industry experience and industry-leading capabilities over its 50-year history and has significant financial strength and flexibility. We believe our strong balance sheet positions us well to pursue future investments both in the broader shipping space as well as other markets as the world pushes for greater energy diversification and a lower environmental footprint, where we believe we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.

Teekay Parent's assets primarily consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia and a net cash and short-term investments position of approximately $328 million as at June 30, 2024.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Please see “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 for information about risks to us and our business, including risks relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel/Gaza Strip and Ukraine.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The following table (a) presents revenues and income (loss) from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 4 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (loss) from Vessel Operations
	Three Months ended		Six Months Ended		Three Months ended		Six Months Ended
(in thousands of U.S. Dollars)	June 30,		June 30,		June 30,		June 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Teekay Tankers	296,590	370,646	634,933	765,303	102,135	159,571	241,376	341,422
Teekay Parent	29,549	24,754	56,256	48,798	108	(1,904)	1,345	(3,918)
Teekay Corporation Consolidated	326,139	395,400	691,189	814,101	102,243	157,667	242,721	337,504

Summary

Teekay's consolidated income from vessel operations was $242.7 million for the six months ended June 30, 2024, compared to consolidated income from vessel operations of $337.5 million for the same period of the prior year. The primary reasons for this change in our consolidated income from vessel operations are as follows:

•a decrease of $94.7 million as a result of lower overall average realized spot "time-charter equivalent" (or TCE) rates earned by Teekay Tankers' Suezmax tankers and Aframax / Long Range 2 (or LR2) tankers in the first half of 2024 compared to the same period in the prior year; and

•a decrease of $15.8 million due to a reduction in Teekay Tankers' fleet related to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024;

partially offset by:

•an increase of $11.6 million from Teekay Tankers' gain on sale of one of the above-mentioned Aframax / LR2 tankers in the first quarter of 2024; and

•an increase of $4.5 million due to improved results from ship management services in Australia during the first half of 2024.

Teekay Tankers

As at June 30, 2024, Teekay Tankers owned 42 double-hulled oil and product tankers and time chartered-in seven Aframax / LR2 and one Suezmax tanker. Teekay Tankers also owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers

Vessel Sales

During the fourth quarter of 2023, Teekay Tankers agreed to sell one Aframax / LR2 tanker for $23.5 million, which resulted in a gain on sale of $11.6 million during the six months ended June 30, 2024. The tanker, which was classified as held for sale as at December 31, 2023, was delivered to its new owner in February 2024.

In May 2024, Teekay Tankers agreed to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $64.8 million. Both tankers, which were classified as held for sale as at June 30, 2024, are expected to be delivered to the purchaser during the third or fourth quarter of 2024.

Vessel Sale-Leaseback Repurchases

In March 2024, Teekay Tankers completed the repurchase of eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Currently, the eight vessels are unencumbered.

Vessel Purchase

In June 2024, Teekay Tankers agreed to acquire one 2021-built Aframax / LR2 tanker for a purchase price of $70.5 million. A deposit of $7.1 million related to this purchase was placed in an escrow account, which is recorded in other non-current assets in the unaudited consolidated balance sheet as at June 30, 2024. In July 2024, Teekay Tankers completed the vessel purchase and took delivery of the vessel.
Time Chartered-in Vessel

In May 2024, Teekay Tankers extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $34,000 per day and secured an additional 12-month optional period at the same daily rate.

Time Chartered-out Vessel

During the second quarter of 2024, Teekay Tankers entered into a one-year time charter-out contract for an Aframax / LR2 tanker at a rate of $49,750 per day which commenced at the beginning of June 2024.

European Union Emissions Trading System (or EU ETS)

Since January 1, 2024, as part of its compliance with the EU ETS requirements, Teekay Tankers has acquired EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those vessels subject to revenue sharing agreements (or RSAs) that trade to, from, and within the EU and European Economic Area. During the six months ended June 30, 2024, Teekay Tankers acquired EUAs for a cost of $3.4 million on the secondary market. As at June 30, 2024, Teekay Tankers recorded an indefinite-lived intangible asset of $3.4 million in relation to the purchased EUAs and a long-term liability of $3.3 million in relation to its obligation under EU ETS. In addition, Teekay Tankers recorded voyage expenses of $1.3 million and $3.3 million for the three and six months ended June 30, 2024, respectively.

Operating Results – Teekay Tankers

In accordance with GAAP, Teekay Tankers reports gross revenues in its unaudited consolidated statements of income and includes voyage expenses among its operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days. In addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2024 and 2023:

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenues	296,590	370,646	634,933	765,303
Voyage expenses	(100,097)	(118,082)	(216,628)	(242,269)
Net revenues (1)	196,493	252,564	418,305	523,034
Vessel operating expenses	(38,356)	(37,800)	(75,851)	(75,982)
Time-charter hire expenses	(19,670)	(18,691)	(39,186)	(31,636)
Depreciation and amortization	(22,373)	(24,384)	(45,691)	(48,359)
General and administrative expenses	(13,959)	(12,118)	(27,802)	(24,387)
Gain on sale of vessel	—	—	11,601	—
Restructuring charges	—	—	—	(1,248)
Income from vessel operations	102,135	159,571	241,376	341,422

Equity income	905	1,120	2,273	2,250

Calendar-Ship-Days (2)	4,541	4,720	9,111	9,180

(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)Calendar-ship-days presented relate to only owned and chartered-in consolidated vessels.

Net Revenues. Net revenues were $196.5 million and $418.3 million for the three and six months ended June 30, 2024, respectively, compared to $252.6 million and $523.0 million for the same periods in the prior year.

The decreases for the three and six months ended June 30, 2024 compared to the same periods in the prior year were primarily the result of:

•decreases of $39.3 million and $94.7 million for the three and six months ended June 30, 2024, respectively, due to lower overall average realized spot rates earned by Teekay Tankers' Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•net decreases of $9.7 million and $12.9 million for the three and six months ended June 30, 2024, respectively, due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023; and
•a decrease of $5.9 million for the three months ended June 30, 2024 due to more off-hire days related to the timing of dry dockings compared to the same period in the prior year;
partially offset by:

•an increase of $2.2 million for the six months ended June 30, 2024 due to one extra calendar day compared to the same period in the prior year; and

•a net increase of $1.2 million for the six months ended June 30, 2024 primarily due to certain vessels returning from time charter-out contracts during the first quarter of 2023 and the second quarter of 2024 and earning a higher average rate compared to the previous rate.
Vessel Operating Expenses. Vessel operating expenses were $38.4 million and $75.9 million for the three and six months ended June 30, 2024, respectively, compared to $37.8 million and $76.0 million for the same periods in the prior year. The fluctuations for the three and six months ended June 30, 2024 were primarily due to increases of $1.6 million and $0.9 million, respectively, resulting from higher costs for maintenance, communication services, and insurance, as well as higher crewing-related expenditures, which is offset by decreases of $1.1 million and $2.3 million, respectively, resulting from the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024. The decrease for the six months ended June 30, 2024 was partially offset by an increase of $1.3 million related to higher compensation expenditures for ship management.

Time-charter Hire Expenses. Time-charter hire expenses were $19.7 million and $39.2 million for the three and six months ended June 30, 2024, respectively, compared to $18.7 million and $31.6 million for the same periods in the prior year. The increases for the three and six months ended June 30, 2024 were primarily due to increases of $1.0 million and $2.0 million, respectively, resulting from an increase in daily hire rates for three Aframax / LR2 tankers after extending their chartered-in contracts during the second half of 2023. The increase for the six months ended June 30, 2024 was also due to an increase of $4.2 million resulting from the addition of three Aframax / LR2 chartered-in tankers that were delivered to Teekay Tankers during the first quarter of 2023, as well as an increase of $1.7 million resulting from more hire days for a chartered-in tanker during the first quarter of 2024 due to its dry dock during the first quarter of 2023.

Depreciation and Amortization. Depreciation and amortization were $22.4 million and $45.7 million for the three and six months ended June 30, 2024, respectively, compared to $24.4 million and $48.4 million for the same periods in the prior year. The decreases were primarily due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and first quarter of 2024, as well as one Aframax / LR2 tanker and one Suezmax tanker being classified as held for sale in the first quarter of 2024.

General and Administrative Expenses. General and administrative expenses were $14.0 million and $27.8 million for the three and six months ended June 30, 2024, respectively, compared to $12.1 million and $24.4 million for the same periods in the prior year. The increases were primarily due to higher expenditures related to compensation, benefits and payroll taxes.

Gain on Sale of Vessel. The gain on sale of vessel of $11.6 million for the six months ended June 30, 2024 was related to the sale of one Aframax / LR2 tanker in February 2024.

Restructuring Charges. Restructuring charges of $1.2 million for the six months ended June 30, 2023, were related to organizational changes made to Teekay Tankers' commercial and technical operations teams.

Equity Income. Equity income was $0.9 million and $2.3 million for the three and six months ended June 30, 2024, respectively, compared to $1.1 million and $2.3 million for the same periods in the prior year. The decrease for the three months ended June 2024 was primarily due to lower spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Tanker Market

Mid-size crude tanker spot rates remained firm during the second quarter of 2024, counter to normal seasonal trends. Tonne-mile demand continues to be supported by a combination of strong oil exports from key mid-size tanker load regions, geopolitical events which are causing longer voyage distances, and the start-up of the Trans Mountain Pipeline expansion (TMX) from Vancouver, Canada. In addition, a strong product tanker market has caused LR2s that were previously trading crude oil to switch to clean product trading, increasing tightness in an already firm market. As refinery throughput increases to meet demand going into the winter months, and the other factors underpinning tonne-mile demand for mid-sized tankers remain strong, we expect spot tanker rates to be well supported through the second half of 2024 and into next year.

Global oil demand is projected to grow by 1.4 million barrels per day (mb/d) in 2024 and 1.5 mb/d in 2025 as per the average of forecasts from the International Energy Agency (IEA), the U.S. Energy Information Administration (EIA) and OPEC. Much of this demand growth is expected to be met by increased oil supply from non-OPEC+ countries in the Atlantic Basin led by the United States, Brazil, Guyana, and Canada, which would be positive for tanker demand. In addition, the OPEC+ group has announced their intention to unwind 2.2 mb/d of voluntary production cuts over the course of 12 months starting in October 2024, which should give further support to crude tanker demand from the fourth quarter of 2024 onwards.

The increase in Canadian seaborne crude oil exports is being facilitated by the ramp up in exports from TMX, which opened in mid-May 2024. As all exports from the terminal are via Aframax tankers, the opening of TMX is another positive for Aframax demand. Exports from the pipeline totaled approximately 300 thousand barrels per day (kb/d) during June with volumes flowing to refineries on the US West Coast, the Pacific Area Lightering (PAL) off the coast of California for ship-to-ship transfer to larger tankers for onward transportation to Asia, or directly to Asia. Volumes are expected to increase towards the full capacity of 550 kb/d in the coming months, further supporting Aframax demand.

Geopolitical events continue to impact seaborne trade flows, including the ongoing attacks on shipping in the Red Sea which are causing vessels to divert long-haul via the Cape of Good Hope. This has been particularly evident in the product tanker sector, with refined product movements via the Cape of Good Hope increasing from an average of 0.8 mb/d in 2023 to 2.7 mb/d in 2024-to-date. Given the long-haul nature of these movements, the LR2 sector has benefited the most from these diversions with elevated spot rates through the first half of the year. As a result, a number of LR2s have switched from trading crude oil to clean products, with the clean trading LR2 fleet increasing by 30 to 35 vessels since the start of the year, thereby tightening fleet supply in the crude Aframax sector.

Just 3.5 million deadweight (mdwt) of new tankers were delivered into the global tanker fleet during the first half of 2024, and deliveries this year are on track for the lowest total since the late 1980s. As such, we expect negligible tanker fleet growth through the rest of the year. Looking further ahead, we believe a combination of a modest tanker orderbook, an aging tanker fleet, and a lack of shipyard capacity until mid-2027 should ensure that tanker fleet growth remains at low levels over the next two to three years.

In summary, we expect mid-size crude tanker spot rates to remain well supported through the remainder of 2024 with geopolitical factors and resultant trade disruptions adding to rate volatility. Looking further ahead, we believe a combination of rising oil demand and low tanker fleet growth point towards multiple years of tanker market strength.

Teekay Parent

Teekay Parent's Marine Services and Other segment contains Teekay Parent's Australian operations, which provide operational and maintenance marine services in Australia to the Australian government and to another third-party, and Teekay Parent's corporate general and administrative expenses. As at June 30, 2024, Teekay Parent had no direct interests in any vessels or FPSO units.

Teekay Parent delivered its last 100%-owned FPSO unit, the Petrojarl Foinaven, to a European-based shipyard for green recycling in October 2022. The green recycling of the FPSO unit is expected to be completed in the third quarter of 2024.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results for the three and six months ended June 30, 2024 and 2023:

	Marine Services and Other		Marine Services and Other
(in thousands of U.S. Dollars)	Three Months ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenues	29,549	24,754	56,256	48,798
Vessel operating expenses	(25,411)	(22,292)	(47,926)	(45,032)
General and administrative expenses (1)	(4,030)	(4,308)	(6,985)	(7,255)
Restructuring charges	—	(58)	—	(429)
Income (loss) from vessel operations	108	(1,904)	1,345	(3,918)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Teekay Parent based on estimated use of corporate resources.

Income from vessel operations for Teekay Parent’s Marine Services and Other segment was $0.1 million and $1.3 million for the three and six months ended June 30, 2024, respectively, compared to a loss from vessel operations of $1.9 million and $3.9 million, respectively, for the same periods in the prior year. The changes in results were primarily due to increases in income from vessel operations of $1.6 million and $4.5 million for the three and six months ended June 30, 2024, respectively, from our ship management services in Australia.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and six months ended June 30, 2024 and 2023:

(in thousands of U.S. Dollars)	Three Months ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Interest expense	(1,003)	(5,956)	(5,900)	(17,333)
Interest income	9,773	4,766	18,808	10,354
Realized and unrealized gain on derivative instruments	—	547	—	449
Other - net	2,121	(645)	1,053	(3,211)
Income tax expense	(3,789)	(9,091)	(942)	(11,692)

Interest expense. Interest expense decreased to $1.0 million and $5.9 million for the three and six months ended June 30, 2024, respectively, compared to $6.0 million and $17.3 million for the same periods in the prior year primarily due to Teekay Tankers' repurchase of 11 Aframax / LR2 tankers and 16 Suezmax tankers during 2023 and the first quarter of 2024, all of which were previously held under sale-leaseback arrangements and due to the maturity of Teekay's 5% Convertible Senior Notes (or Convertible Notes) in January 2023 (see "Item 1 – Financial Statements: Note 7 – Long-Term Debt" for further details).

Interest income. Interest income increased to $9.8 million and $18.8 million for the three and six months ended June 30, 2024, respectively, compared to $4.8 million and $10.4 million for the same periods in the prior year. The increases were primarily due to higher cash balances earning higher interest rates.

Realized and unrealized gain on derivative instruments. Realized and unrealized gain on derivative instruments was $nil for the three and six months ended June 30, 2024, respectively, compared to $0.5 million and $0.4 million for the same periods in the prior year.

In March 2020, Teekay Tankers entered into an interest rate swap agreement with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which was scheduled to mature in December 2024. Teekay Tankers terminated the interest rate swap agreement in June 2023, realizing a gain of $3.2 million on termination. Teekay Tankers recognized unrealized losses of $3.1 million and $3.7 million, respectively, for the three and six months ended June 30, 2023, under the interest rate swap agreement.

Other - net. Other - net changed to other income of $2.1 million and $1.1 million for the three and six months ended June 30, 2024, respectively, compared to other expenses of $0.6 million and $3.2 million for the same periods in the prior year primarily due to a non-cash expense relating to the sale of pension-related assets and obligations during the three months ended June 30, 2023 and changes in foreign currency exchange rates related to Teekay Tankers' accrued tax and working capital balances.

Income tax expense. Income tax expenses were $3.8 million and $0.9 million for the three and six months ended June 30, 2024, respectively, compared to an expenses of $9.1 million and $11.7 million for the same periods in the prior year. The decreases were primarily due to reversals of, and lower accruals for, certain freight tax liabilities based on an assessment of Teekay Tankers' tax position for certain jurisdictions, a higher recovery related to the expiry of the limitation period in a certain jurisdiction, partially offset by higher tax expenses from an increase in net income related to Teekay Parent.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

Teekay Parent

As of the date of this filing, Teekay Parent primarily generates cash flows from managing vessels for the Australian government, from providing management services to Teekay Tankers and certain third parties, from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at June 30, 2024, Teekay Parent had no remaining debt securities outstanding, as described in "Item 1 – Financial Statements: Note 7 – Long-Term Debt".

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses and other working capital requirements. As at June 30, 2024, Teekay Parent had $328.4 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of Teekay common shares in the open market and certain other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the six months ended June 30, 2024, Teekay Parent repurchased 12,253 Teekay common shares for $86,554, including transactions costs, under the share repurchase program. As at June 30, 2024, the total remaining share repurchase authorization was $19.1 million.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine.

While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of its older vessels.

As of June 30, 2024, Teekay Tankers has one credit facility, the 2023 Revolver, and it had no vessels subject to financing leases. Teekay Tankers' 2023 Revolver is described in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report. The 2023 Revolver contains covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' 2023 Revolver requires it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report. If Teekay Tankers does not meet these financial or other covenants, the lenders may declare Teekay Tankers' obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon Teekay Tankers' other liquidity at the time, could significantly affect its short-term liquidity requirements. As at June 30, 2024, Teekay Tankers was in compliance with all covenants under its 2023 Revolver.

Teekay Tankers' 2023 Revolver requires it to make interest payments based on the Secured Overnight Financing Rate (or SOFR) plus a margin. Depending upon the amount of Teekay Tankers' floating-rate credit facilities and balance from time to time, significant increases in interest rates could adversely affect its results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at June 30, 2024, Teekay Tankers was not committed to any interest rate swap agreements.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, funding its other working capital requirements, dividend payments on Teekay Tankers' common shares, repurchase of common shares under its share repurchase program, providing funding to its equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2024	2023
Net operating cash flows	290,947	359,725
Net financing cash flows	(200,880)	(433,724)
Net investing cash flows	119,018	72,888

Operating Cash Flows

Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency exchange rates. Historically, Teekay Tankers' exposure to the spot tanker market has contributed significantly to fluctuations in its and our operating cash flows as a result of highly cyclical spot tanker rates.

Consolidated net operating cash flow decreased to $290.9 million for the six months ended June 30, 2024, from $359.7 million for the six months ended June 30, 2023. This decrease to operating cash flows was primarily due to a $111.1 million decrease in income from operations (before depreciation and amortization and gain on sale of assets) and a $4.9 million increase in expenditure for dry docking, partially offset by a $33.3 million decrease in cash outflows related to changes in net working capital and a $15.7 million decrease in net interest expense compared to the same period in 2023. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows

At times, we use our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of our outstanding financing arrangements. We had no net proceeds from or prepayments of long-term debt in the six months ended June 30, 2024, compared to issuance costs, net of proceeds and prepayments, of $4.5 million in the same period last year. Our scheduled debt repayments decreased by $21.2 million to $nil in the six months ended June 30, 2024, compared to the same period last year, due to the maturity of our remaining Convertible Notes in 2023.

During the six months ended June 30, 2024, Teekay Tankers made prepayments of $137.0 million on its finance lease obligations, compared to $307.0 million, in the same period last year.

During the six months ended June 30, 2024, Teekay repurchased approximately 12,253 shares (June 30, 2023 - 7.7 million) of its common stock for $0.1 million (June 30, 2023 - $43.2 million), or an average price of $7.06 per share (June 30, 2023 - $5.61).

During the three months ended June 30, 2024, Teekay Tankers paid cash dividends to non-controlling interests of $61.2 million, compared to $30.4 million in the same period last year.

Investing Cash Flows

During the six months ended June 30, 2024, we reduced our short-term investments by $106.5 million, Teekay Tankers paid a deposit for the purchase of an Aframax / LR2 tanker for $7.1 million, Teekay Tankers incurred capital expenditures for vessels and equipment of $3.9 million and Teekay Tankers received proceeds of $23.4 million from the sale of one Aframax / LR2 tanker.

During the six months ended June 30, 2023, we reduced our short-term investments by $73.7 million, Teekay Tankers received repayments of $1.9 million from its equity-accounted joint venture and Teekay Tankers incurred capital expenditures for vessels and equipment of $2.7 million.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objectives of Teekay Parent and Teekay Tankers' cash management policies are to preserve capital and seek to ensure that cash investments can be sold readily and efficiently and provide an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, cash flows provided by operations and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares. The primary objectives of Teekay Parent’s cash management policy are to preserve capital, to seek to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments was $328.4 million as at June 30, 2024, compared to $287.4 million as at December 31, 2023. This increase was primarily the result of the receipt of cash dividends from Teekay Tankers and changes in working capital.

The following table summarizes Teekay Parent’s contractual obligations as at June 30, 2024, that relate to the 12-month period following such date and those in subsequent periods. For at least the one-year period following the date of this report, we expect that Teekay Parent's existing liquidity, combined with expected cash flow from operations, will be sufficient to meet our cash requirements.

		12 Months Following June 30, 2024	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2025	2026	2027	2028	2028
U.S. Dollar Denominated Obligations
Asset retirement obligations (1)	1.7	1.7	—	—	—	—	—
Total	1.7	1.7	—	—	—	—	—
(1)Relates to Teekay Parent's ARO relating to the recycling of the Petrojarl Foinaven FPSO unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facility, and capital raised through financing transactions. The primary objectives of Teekay Tankers' cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and provide an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 1 - Financial Statements: Note 7 – Long-Term Debt" of this report.

For information on Teekay Tankers' dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facility, increased by $27.6 million during the six months ended June 30, 2024, from $687.1 million as at December 31, 2023 to $714.7 million as at June 30, 2024. The net increase during the six months ended June 30, 2024, was primarily a result of the following events or changes during the first half of 2024: $276.0 million of net operating cash inflow during the first half of 2024, $23.4 million received from the sale of one Aframax / LR2 tanker and $2.9 million of proceeds received upon the exercise of stock options; partially offset by a $137.0 million payment for the repurchase of eight Suezmax tankers that were previously under sale-leaseback arrangements; $85.7 million of cash dividends paid on common shares; $33.9 million of reduction in the borrowing capacity of the 2023 revolver; $7.1 million paid as a deposit for the purchase of an Aframax / LR2 tanker; $5.2 million of scheduled repayments of obligations related to finance leases and $3.9 million of expenditures for capital upgrades for vessels and equipment.

Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at June 30, 2024. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, Teekay Tankers' financial condition, and the condition of credit markets at such time. In addition, as at June 30, 2024, Teekay Tankers had a purchase commitment related to the acquisition of a 2021-built Aframax / LR2 tanker. In June 2024, Teekay Tankers signed an agreement to acquire this vessel for a purchase price of $70.5 million and a deposit of $7.1 million was paid and placed in an escrow account. In July 2024, Teekay Tankers took delivery of the tanker and paid the remaining balance of $63.4 million using cash on hand. Approximately 50% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers may continue the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

Teekay Tankers anticipates that its liquidity as at June 30, 2024, combined with cash it expects to generate during the 12 months following the date of this report, will be sufficient to meet its cash requirements for at least the one-year period following the date of this report.

The following table summarizes Teekay Tankers' other contractual obligations as at June 30, 2024:

		12 Months Following June 30, 2024	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2025	2026	2027	2028	2028
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases)(1)	117.5	58.7	15.9	18.8	11.2	6.3	6.6
Total	117.5	58.7	15.9	18.8	11.2	6.3	6.6
(1)Excludes payments required if Teekay Tankers exercises options to extend the terms of chartered-in leases signed as of June 30, 2024.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 14 – Income Tax Expense" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at June 30, 2024, Teekay Tankers' High-Q joint venture had a loan outstanding with a financial institution with a balance of $18.8 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, existing or future climate control legislation, or other regulatory initiatives that restrict emissions of greenhouse gases, could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires Teekay Tankers to acquire allowances related to Teekay Tankers' greenhouse gas emissions as outlined in "Item 1 – Financial Statements: Note 1 – Basis of Presentation", "Item 1 – Financial Statements: Note 5 – Intangible Assets" and "Item 1 – Financial Statements: Note 6 – Accrued Liabilities and Other and Other Long-Term Liabilities" of this report. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2024.

NON-GAAP FINANCIAL MEASURE

Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles Teekay Tankers' net revenues with income from operations from the conventional tanker segment:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars)	2024	2023	2024	2023
Teekay Tankers - Conventional Tankers Segment
Income from operations	102,135	159,571	241,376	341,422
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	38,356	37,800	75,851	75,982
Time-charter hire expenses	19,670	18,691	39,186	31,636
Depreciation and amortization	22,373	24,384	45,691	48,359
General and administrative expenses	13,959	12,118	27,802	24,387
Gain on sale of vessel	—	—	(11,601)	—
Restructuring charges	—	—	—	1,248
Net revenues	196,493	252,564	418,305	523,034

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2024, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts, and the impact of the OPEC+ group unwinding voluntary production cuts starting in October 2024;
•the impact of the commissioning of the Trans Mountain Pipeline expansion, including the volume of exports from the pipeline in the future;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of the Israel-Gaza conflict or the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions and the persistence of altered trade patterns;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•the impact on us and the maritime industry of being included in the EU ETS;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows;
•our business strategy and other plans and objectives for future operations, including our expectations regarding our ability to pursue future investments;
•our expectations regarding the anticipated time and cost to green recycle the Petrojarl Foinaven FPSO unit;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•Teekay Tankers’ dividend policy and the declaration or payment of any future dividends on our common shares, and its share repurchase program and any future repurchases completed pursuant to such program and Teekay's own share repurchase program; and
•expected interest payments on our contractual obligations and the impact on our payment obligations, if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; spot tanker market rate fluctuations; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; non-OPEC+ and OPEC+ production and supply levels; higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; competitive factors in the markets in which we operate; changes to any anticipated decommissioning costs or to any future recycling costs and obligations; loss of any customer, time charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations, including the recent inclusion of the maritime industry in the EU ETS; political, governmental and economic instability in the regions and markets in which we operate; the impact of the geopolitical tensions and conflicts, including the Israel-Gaza conflict, the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; the application of sanctions to us or any of our counterparties or joint venture parties; changes in global economic conditions, including the potential effects of inflation; changes in the typical seasonal variations in tanker charter rates; the outcome of discussions or legal action with third parties relating to any disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; higher than expected operating expenses and/or drydocking expenditures; our levels of available cash and cash reserves and the declaration of any future dividends by Teekay Tankers’ Board of Directors; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities or refinance our vessels; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2024
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, which could materially affect our business, financial condition or results of operations, the price and value of our securities and Teekay Tankers' ability to pay dividends on its common shares.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.
Item 5 – Other Information
Our 2024 Annual General Meeting was held on June 3, 2024. The following persons were elected as Class III directors for a term of three years by the votes set forth opposite their names:

Terms expiring 2027	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Kenneth Hvid	39,409,702	28,989,429	N/A	N/A
Alan Semple	63,561,935	4,837,196	N/A	N/A
The appointment by the Board of Directors of KPMG LLP, as the independent auditors of the Company for the fiscal year ending December 31, 2024, was also ratified by the shareholders by the following votes:
Votes For: 68,316,331        Votes Against: 78,385        Votes Withheld or Abstentions: 4,415
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016; and
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 2, 2024	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)